РЕЗУЛЬТАТЫ РАБОТЫ ЗА ДЕВЯТЬ МЕСЯЦЕВ 2002 ГОДА

RESULTS FOR THE NINE MONTHS OF 2002

МОСЭНЕРГО

М О С К В А • 2 0 0 2

К НАШИМ АКЦИОНЕРАМ

ОАО «Мосэнерго» доводит до Вашего сведения результаты производственно-хозяйственной деятельности Компании за 9 месяцев 2002 года.

Летние месяцы — время сезонного спада нагрузок — были нами использованы для подготовки к предстоящему осенне-зимнему максимуму нагрузок. Особенностью подготовки к зиме являлось то, что она проводилась в условиях постоянного роста нагрузок потребления, роста цен на топливо и материалы, возросшей абонентской платы РАО «ЕЭС России».

Дополнительные сложности возникли из-за поздних сроков введения новых тарифов на энергию (2 квартал), их экономически необоснованного уровня и постоянных изменений в области законодательства.

Это потребовало от ОАО «Мосэнерго» решения множества дополнительных проблем. Тем не менее, энергосистема полностью готова к работе в осенне-зимний период, надежному обеспечению энергией наших потребителей.

Для успешного прохождения наступившего осенне-зимнего периода у нас созданы достаточные запасы топлива и практически завершена годовая ремонтная программа. В Москве с 24 сентября начался отопительный сезон (по распоряжению Правительства Москвы), а ОАО «Мосэнерго» произвело включение системы централизованного отопления 23 сентября.

TO OUR SHAREHOLDERS

MOSENERGO is pleased to inform you of its business results for the nine months of 2002.

We used the summer months, a period of low seasonal loads, to prepare the power system for the coming autumn and winter maximums. This work was performed in conditions of the constantly growing electricity consumption and increasing costs of fuel and materials, as well as RAO UES of Russia fee growth.

The late introduction of new tariffs on electricity (2nd quarter), their unjustified economic level and constant changes of the legislation caused additional complications for the Company.

All this obliged MOSENERGO to solve various additional problems. Nevertheless, the power grid is fully prepared for the autumn and winter period in order to provide a reliable power supply to our customers.

In order to take its customers through the autumn and winter, the Company created sufficient fuel reserves and practically completed the annual maintenance program. The heating season started in Moscow since September 24 (by order of the Government of Moscow), whereas MOSENERGO put into operation the central heating system on September 23.

Выручка от продажи товарной продукции за 9 месяцев составила 33,8 млрд. рублей, что на 14,4% выше, чем за тот же период 2001 года, а уровень реализации продукции составил 107,0%.

Обеспечение наших электростанций топливом в целом проходило удовлетворительно. Сбоев не было благодаря накоплению достаточных запасов топлива по всем видам резервного топлива и в Москве, и в Московской области. Велась активная работа по оптимизации топливных режимов. В топливном балансе электростанций Компании преобладает газ (92,7%), что несколько ниже уровня 9 месяцев 2001 года (93,9%).

Мы стремимся максимально использовать выделенный лимит газа на электростанциях Москвы, чтобы оптимизировать топливный баланс по сжиганию дорогостоящего мазута, доля которого в топливном балансе составляет 1,5% (за 9 месяцев 2001 года – 1,2%).

Доля кузнецкого угля в топливном балансе увеличилась с 3,9% до 4,5%.

Программа строительства и реконструкции объектов энергетики ОАО «Мосэнерго» – станций, электрических сетей, тепловой сети, Московской кабельной сети – учитывает необходимость развития энергетической системы Компании.

В целях обеспечения необходимого финансирования деятельности и развития нашей Компании мы, как и ранее, стремимся привлекать к сотрудничеству российских и иностранных инвесторов для осуществления совместных производственных и коммерческих проектов.

Одной из важнейших составляющих своей рыночной политики ОАО «Мосэнерго» считает поддержание на высоком уровне информационной открытости Компании. Это во многом обеспечивается прозрачностью деятельности акционерного общества и наличием эффективных каналов распространения информации, в том числе и через Интернет (www.mosenergo.ru).

Акции ОАО «Мосэнерго» по-прежнему остаются в числе наиболее ликвидных акций в Российской торговой системе (РТС), на Московской Межбанковской Валютной бирже и на Московской Фондовой бирже.

В результате обращения акций ОАО «Мосэнерго» акционерный капитал на конец сентября 2002 года распределился следующим образом (%):

РАО «ЕЭС России»	50,87
Департамент государственного и муниципального имущества Правительства Москвы	2,95
The Bank of New York International Nominees	23,66
Прочие юридические лица	14,69
Физические лица	7,83

В начале октября в соответствии с договором ОАО «Мосэнерго» погасило свой основной долг и выплатило проценты по еврооблигациям, которые были размещены Компанией в октябре 1997 года на сумму 200 млн. долларов США.

The proceeds from the sale of the marketable products for the nine month period amounted to RUR 33.8 billion, which is 14.4% more than for the same period of 2001, and the volume of sold products totaled 107.0%.

Fuel supply to our power plants had been satisfactory as a whole. The accumulated fuel reserves of all kinds permitted to prevent the interruption of the fuel supply both in Moscow and Moscow region. The Company had been active dealing with the optimization of the fuel regimes.

Natural gas (92.7%) prevails in the fuel balance of the Company power plants, which is less than for the nine months of year 2001 (93.9%).

We are doing our best to use at the maximum the available quotas for the gas firing by the power plants of Moscow to optimize the fuel balance in firing expensive fuel oil, whose share in the fuel balance comes to 1.5% (was 1.2% for the nine months of 2001).

The share of the Kuznetsk coal in the fuel balance grew from 3.9% to 4.5%.

The program of construction and rehabilitation of the power industry installations belonging to MOSENERGO, i.e. power plants, electric grids, heating grid, Moscow Cable Grid takes into account the necessity of the development of the Company's power system.

With a view to ensure the required financing of our Company activity and development, we keep on involving Russian and foreign investors for the performance of joint production and commercial projects.

MOSENERGO considers maintaining high transparency of its activity as one of the most important elements of its market policy. This is mainly ensured by the transparency of the Joint Stock Company's activity and existence efficient information channels, including via the Internet (www.mosenergo.ru).

MOSENERGO's shares are still among the most liquid shares in the Russian Trading System, at the Moscow Interbank Currency Exchange and in the Moscow Stock Exchange.

As a result MOSENERGO's share circulation, the equity capital as of the end of September 2002 was distributed as follows (%):

RAO UES of Russia	50.87
Department of State and Municipal Property of the Moscow City Government	2.95
The Bank of New York International Nominees	23.66
Other corporations	14.69
Individuals	7.83

In early October, pursuant to the agreement, MOSENERGO repaid its principal debt and paid the interests on Eurobonds, which had been placed by the Company in October 1997 in the amount of US$ 200 million.

The Company kept on its activity in the completion of the preparative stage of the Company's restructuring.

ИЗМЕНЕНИЕ КУРСОВОЙ СТОИМОСТИ АКЦИЙ, руб.
SHARE PRICE HISTORY, RUR


1.6
1.4
1.2
1.0
0.8
03.01
10.01
17.01
24.01
31.01
07.02
14.02
21.02
28.02
07.03
14.03
21.03
28.03
04.04
11.04
18.04
25.04
02.05
09.05
16.05
23.05
30.05
06.06
13.06
20.06
27.06
04.07
11.07
18.07
25.07
01.08
08.08
15.08
22.08
29.08
05.09
12.09
19.09
26.09

Продолжалась работа по осуществлению подготовительного этапа реструктуризации Компании. Согласно приказу ОАО «Мосэнерго» №368 от 28.05.2002 «О задачах по реализации проекта реформирования ОАО «Мосэнерго», приоритетной задачей на 2002 год в сфере реформирования является организационное обособление основных видов деятельности, результатом которого должна явиться государственная регистрация соответствующих юридических лиц.

Рабочая группа по реформированию ОАО «Мосэнерго» подготовила пакет документов по реструктуризации Компании. План реформирования в соответствии с концепцией Эскизного проекта был представлен в Департамент управления капиталом РАО «ЕЭС России», и 6 июня 2002 года проект реформирования ОАО «Мосэнерго» был рассмотрен на совещании у заместителя Председателя Правления РАО «ЕЭС России» Синюгина В. Ю.

По итогам обсуждения проекта было отмечено, что проект реформирования ОАО «Мосэнерго» в целом соответствует базовому варианту реформирования. Генеральному директору ОАО «Мосэнерго» А. В. Евстафьеву поручено доработать проект реформирования с учетом высказанных замечаний, согласовать его с соответствующими профильными департаментами РАО «ЕЭС России» и представить на рассмотрение Проектному комитету.

В целях выполнения данного поручения были организованы и проведены согласования проекта реформирования ОАО «Мосэнерго» с профильными департаментами РАО «ЕЭС России», в ходе которых он был одобрен в части создания сервисных и сбытовых компаний, реформирования РДУ.

По распоряжению Председателя Правления РАО «ЕЭС России» создана специальная рабочая комиссия в целях организации совместной работы с Правительством Москвы по проекту реформирования Компании. В ее состав вошли представители РАО, ОАО «Мосэнерго», правительств Москвы и Московской области, а также представители миноритарных акционеров Компании, ФКЦБ России и консультант проекта.

According to MOSENERGO's Order No. 368 dated 28.05.2002 "On the Tasks Regarding the Implementation of MOSENERGO Restructuring Project", the priority restructuring task for 2002 is the organizational separation of the Company's core businesses, which should result in the state registration of respective legal entities.

The working group for MOSENERGO restructuring prepared a package of documents on the Company's restructuring. According to the concept of the Outline Project, the restructuring plan was submitted to the Capital Management Department of RAO UES of Russia and MOSENERGO restructuring project was considered at the meeting held in the office of V.Yu. Sinuguin, Deputy Chairman of the Board of Directors of RAO UES of Russia, on June 6, 2002.

Based on the results of the discussion of the project, it was noted that the MOSENERGO restructuring project in general corresponded to the basic restructuring scenario. A.V. Evstafiev, General Director of MOSENERGO was commissioned to update the restructuring project taking into account the comments made, to approve it with the relevant specialized departments of RAO UES of Russia and to submit it to the Project Committee for consideration.

With a view to fulfill this commission, MOSENERGO restructuring project was examined and approved by specialized departments of RAO UES of Russia. The project was approved with regard to the establishment of servicing and sales companies and RDC restructuring.

With a view to organize a joint work with the Government of Moscow on MOSENERGO restructuring project, a special working commission was set up by the order of the Chairman of the Board of RAO UES of Russia. It comprised the representatives of RAO UES of Russia, MOSENERGO, Government of Moscow and Government of Moscow Region, as well as representatives of minority shareholders of the Company, FSC of Russia and project consultant.

ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ			OPERATING HIGHLIGHTS
	На 01.10.2001	На 01.10.2002	
	As of September 30, 2001	As of September 30, 2002	
Производство электроэнергии (млн.кВт·ч)	50 314,2	49 297,2	Electricity production (mln kW.h)
Производство теплоэнергии (тыс.Гкал)	45 884,5	43 379,8	Heat production (thou Gcal)
Установленная мощность (МВт)	15 019,8	15 099,8	Installed capacity (MW)

ОСНОВНЫЕ ФИНАНСОВЫЕ ПОКАЗАТЕЛИ, млн. руб.			FINANCIAL HIGHLIGHTS, RUR million
	На 01.10.2001	На 01.10.2002	
	As of September 30, 2001	As of September 30, 2002	
Выручка от продажи продукции	29 559,6	33 796,3	Net sales
Прибыль до налогообложения	3 468,8	-3 132,3	Profit before taxation
Чистая прибыль	1 686,0	-3 393,4	Net profit

ОАО «Мосэнерго» продолжает активные переговоры с РАО «ЕЭС России», Министерством экономического развития и торговли РФ, федеральным правительством, московскими и областными властями по ряду нерешенных проблем, связанных с намеченными преобразованиями:

- по созданию Московской сетевой компании и передаче части сетевых активов в ФСК;
- по созданию оптовых генерирующих компаний с участием ряда областных электростанций ОАО «Мосэнерго» (Каширской ГРЭС-4, Шатурской ГРЭС-5, Рязанской ГРЭС-24, Загорской ГАЭС);
- по созданию будущей системы управления энергетическими компаниями, выделяемыми из ОАО «Мосэнерго».

Важной проблемой ОАО «Мосэнерго» продолжают оставаться медленные темпы регистрации прав собственности на недвижимое имущество. Решению этой проблемы менеджмент Компании придает приоритетное значение. Низкий процент количества зарегистрированных объектов (9,2% от общего количества объектов ОАО «Мосэнерго», подлежащих регистрации) объясняется трудностями с регистрацией прав собственности на объекты Тепловых сетей и Московской кабельной сети.

В рамках урегулирования проблем, связанных с участием ОАО «Мосэнерго» в программе выпуска депозитарных расписок ADR, проведены переговоры с представителями депозитария (The Bank of New York International Limited). Со стороны банка было высказано понимание проблемы и готовность продолжать сотрудничество. По мнению представителей банка, работу с держателями ADR целесообразно осуществлять только после одобрения проекта реформирования ОАО «Мосэнерго» на Проектном комитете РАО «ЕЭС России».

Какое бы решение о ходе реформирования энергетики в целом и ОАО «Мосэнерго» в частности не было принято, главная задача энергетиков останется неизменной – обеспечение бесперебойного энергоснабжения потребителей, повышение эффективности деятельности Компании, получение прибыли и увеличение активов ОАО «Мосэнерго». На решение этой задачи должны быть направлены все усилия Компании.

MOSENERGO continues to actively negotiate a series of pending issues associated with the outlined reforms with RAO UES of Russia, the Ministry of Economic Development and Trade of the Russian Federation, Federal Government, Moscow and regional authorities:

- establishment of the Moscow Grid Company and transfer of a part of the grid assets to the Federal Grid Company;
- establishment of wholesale generating companies with the participation of a number of regional power plants of MOSENERGO (Kashirskaya LAPS-4, Shaturskaya LAPS-5, Riazanskaya LAPS-24, Zagorskaya PSP);
- creation of a future control system of the power companies to be separated from MOSENERGO.

Slow pace of the registration of the ownership rights to real property is still an important problem for MOSENERGO. The management of the Company attaches the priority importance to the settlement of this problem. The low percentage of the registered installations (9.2% of the total number of MOSENERGO's installations to be registered) is explained by the difficulties connected with the registration of the ownership rights to the Heating Grids and the Moscow Cable Grid.

As part of settling problems relating to MOSENERGO's participation in the ADR issuance program, the Company negotiated with the depositary representatives (The Bank of New York International Limited). The bank conveyed its understanding of the problem and its readiness to continue the cooperation. In opinion of the bank representatives, it is expedient to work with ADR holders only after the approval of MOSENERGO restructuring project by the Project Committee of RAO UES of Russia.

Whatever decision is taken on the power industry restructuring as a whole and on MOSENERGO restructuring in particular, the main concern of the power industry workers remains to provide the continuous power supply to customers, improve the Company's efficiency, gain profit and increase MOSENERGO's assets. The Company should do its best to accomplish this task.

ПРОИЗВОДСТВО И РАСПРЕДЕЛЕНИЕ ЭЛЕКТРИЧЕСКОЙ И ТЕПЛОВОЙ ЭНЕРГИИ

ОАО «Мосэнерго», являясь монополистом по производству и распределению энергии, обеспечивает электрической и тепловой энергией Московский регион и взаимодействует с оптовым рынком энергии и мощности через сети РАО «ЕЭС России».

За 9 месяцев электростанциями компании произведено 49,3 млрд. кВт·ч электроэнергии, что на 2,0% ниже уровня прошлого года. Снижение выработки произошло, в основном, в результате разгрузки электростанций ОАО «Мосэнерго», проводимой с начала года по указанию ЦДУ, что обусловлено погодными условиями и режимными факторами функционирования РАО «ЕЭС России».

Для обеспечения растущего электропотребления в Москве и области при снижении собственной выработки ОАО «Мосэнерго» в течение 9 месяцев покупало электроэнергию у других регионов с учетом экономических интересов энергосистемы.

Покупка электроэнергии с ФОРЭМ составила 2,47 млрд. кВт·ч при плане нулевого сальдо-перетока, в том числе на торгах в объеме 0,58 млрд. кВт·ч, по инициативе ОДУ – 1,04 млрд. кВт·ч, по инициативе ОАО «Мосэнерго» – 14,0 млн. кВт·ч. Кроме того, с марта 2002 года ОАО «Мосэнерго» активно принимает участие в покупке электроэнергии по энергетическому пулу, организуемому ЗАО «ЦДР ФОРЭМ». Преимущество данного варианта покупки электроэнергии в том, что график поставки определяется самой энергосистемой по согласованию с ОДУ Центра. По энергетическому пулу было куплено 0,84 млрд. кВт·ч электроэнергии. За тот же период прошлого года передача электроэнергии (сальдо-переток) составила 155,8 млн. кВт·ч.

Электропотребление собственных потребителей за 9 месяцев 2002 года составило 39,97 млрд. кВт·ч, что на 4,8% выше уровня прошлого года.

При общем росте электропотребления собственными потребителями в сравнении с прошлым годом изменилась его структура за счет заключения прямых договоров энергоснабжения с потребителями, ранее обслуживаемыми оптовыми потребителями-перепродавцами (ОПП), и отнесения их объемов потребления, соответственно, к другим группам потребителей.

По отношению к 9 месяцам 2001 года:

- выросло потребление электроэнергии промышленностью на 6,3% по таким энергоемким отраслям, как машиностроительная и металлообрабатывающая промышленность, промышленность стройматериалов, легкая, пищевкусовая и мясомолочная промышленность. Удельный вес в общем объеме потребления увеличился с 29,4% до 29,9%;
- увеличилось потребление электроэнергии непромышленными потребителями на 8,5%. Удельный вес вырос с 24,3% до 25,2%;

ELECTRICITY AND HEAT GENERATION AND DISTRIBUTION

MOSENERGO is the monopolist in the power production and distribution. It supplies electricity and heat to the Moscow area and interacts with the wholesale market of the power and capacity via the grids of RAO UES of Russia.

For the nine months, the Company's power plants generated 49.3 billion kWh of electricity, which is 2.0% less compared to the previous year. The drop of the output is mainly due to the load decrease in MOSENERGO's power plants, performed from the turn of year by the instruction of the Central Dispatching Unit (CDU), which is due to the climate conditions and regime aspects of RAO UES of Russia functioning.

In order to meet the growing electricity consumption in Moscow and the Moscow region at the reduction of its own output, MOSENERGO was buying electricity from other regions during the nine months, given the economic interests of the power system.

The electricity purchase from FOREM amounted to 2.47 billion kWh, at the scheduled zero power transfer balance, including 0.58 billion kWh in auctions, 1.04 billion kWh by the initiative of the On-line Dispatching Control Center, and 14.0 billion kWh by MOSENERGO's initiative. In addition, since March 2002, MOSENERGO takes an active part in the purchase of the electricity from the power pool organized by CDR FOREM (FOREM Contact & Settlement Center). The advantage of this electricity purchase option is that the supply schedule is determined by the power system itself with the consent of the On-line Dispatching Control Center. The Company purchased 0.84 billion kWh of electricity from the power pool. The electric power transfer (balance transfer) for the same period of the previous year amounted to 155.8 million kWh.

The electricity consumption of the Company's own customers for the nine months of 2002 amounted to 39.97 billion kWh, a 4.8% increase year-on-year.

With the total growth of electricity consumption by the Company's own customers compared to the previous year, its structure changed owing to the conclusion of direct power supply contracts with customers that had been previously serviced by the wholesale resellers (WR), with the inclusion of their consumption volumes in other customer groups, respectively.

Compared to the nine months of 2001:

- the consumption of electricity by the industry grew by 6.3% in such power intensive branches as the machine-building and metal working, construction materials, light industry, food and dairy industry. Their share in the total consumption volume increased from 29.4% to 29.9%;
- the consumption of electricity by non-industrial customers grew by 8.5%. Their share increased from 24.3% to 25.2%;

СТРУКТУРА ЭЛЕКТРОПОТРЕБЛЕНИЯ И ТОВАРНОЙ ПРОДУКЦИИ, %
ELECTRICITY CONSUMPTION AND ELECTRICITY SALES, %



Сельское хозяйство
Промышленность
Оптовые потребители - перепродавцы
Электрифицир. гор. транс.
ЭЛЕКТРОПОТРЕБЛЕНИЕ
ELECTRICITY CONSUMPTION
Непромышленные потребители
Население
Электрифицир. ж/д
29.9
25.2
22.4
13.5
3.8
3.6
1.6
34.9
33.0
16.0
6.4
4.3
4.0
1.4
ТОВАРНАЯ ПРОДУКЦИЯ
ELECTRICITY SALES
Industry
Non-industial consumers
Residential sector
Bulk resellers
Electrical railways
Electrical municipal transport
Agriculture
0
10
20
30
40
50
60
70
80
90
100

- рост электропотребления бытовыми потребителями составил 6,0%. Удельный вес в общем объеме потребления увеличился с 22,2% до 22,4%;
- увеличилось электропотребление железнодорожным транспортом на 4,1% и электрифицированным городским транспортом на 0,8% при их удельных весах, соответственно, 3,8% и 3,6%;
- снизилось потребление электроэнергии оптовыми потребителями-перепродавцами на 4,5%. Удельный вес уменьшился с 14,7% до 13,4%;
- снизилось электропотребление производственными сельхозпотребителями на 2,6% при их удельном весе в общем объеме потребления 1,6%.

Технологический расход (потери) электроэнергии в целом по энергосистеме за 9 месяцев 2002 года при отпуске в сеть, равном 48,05 млрд. кВт·ч, составил 6,0 млрд. кВт·ч, или 12,51%.

Потери электроэнергии в сетях ОАО «Мосэнерго» без учета потерь в сетях муниципальных унитарных предприятий (МУП), обеспечивающих транспорт электроэнергии до потребителей, за 9 месяцев 2002 года составили 5,82 млрд. кВт·ч, или 12,11%.

При росте отпуска электроэнергии в сеть на 3,35% снижение уровня потерь в сетях ОАО «Мосэнерго» составило 6,56% по сравнению с тем же периодом прошлого года.

Снижению потерь в сетях ОАО «Мосэнерго» способствовало:
- реализация принятых в 2002 году бизнес-планов по потерям для электросетей и отделений Энергосбыта;
- дальнейшее оснащение электростанций и электрических сетей недостающими приборами учета;
- замена коммерческих приборов учета у потребителей на более совершенные приборы согласно разработанной программе;
- снижение более чем на 30% объема отключенных на летний период батарей статических компенсаторов (БСК) промышленных потребителей.

- the growth of electricity consumption by residential customers amounted to 6.0%. The share in the total consumption volume increased from 22.2% to 22.4%;
- the electricity consumption by railroads increased by 4.1% and electricity driven urban transport by 0.8%, with their shares amounting to 3.8% and 3.6% respectively;
- the consumption of electricity by wholesale resellers reduced by 4.5%. The share reduced from 14.7% to 13.4%;
- the electricity consumption by producing agricultural customer reduced by 2.6%, with their share in the total consumption volume equaling 1.6%.

The electricity process consumption (losses), as a whole, for the power grid for the nine months of 2002 with the sale to the power grid of 48.05 billion kWh came to 6.0 billion kWh, or 12,51%.

Electric power losses in MOSENERGO's grids without accounting for the losses in the grids of municipal unitary enterprises (MUE) that deliver electricity to customers amounted to 5.82 billion kWh or 12.11% for the nine months of 2002. With the growth of electricity sale to the power grid by 3.35%, the reduction of the losses in MOSENERGO's grids amounted to 6.56% compared to the same period of the previous year.

Losses in MOSENERGO's grids were reduced owing to:
- implementation of business plans relating to losses in the electric grids and divisions of Energosbyt adopted in 2002;
- additional installation of counters in the power plants and electric grids;
- replacement of commercial counters of the customers for improved counters pursuant to the developed program;
- reduction by more than 30% of the static compensator batteries (SCB) of industrial customers switched off in the summer period.

СТРУКТУРА ТЕПЛОПОТРЕБЛЕНИЯ И ТОВАРНОЙ ПРОДУКЦИИ, %
HEAT CONSUMPTION AND HEAT SALES, %



Организации здравоохранения, образования, культуры и спорта
Прочие
ТЕПЛОПОТРЕБЛЕНИЕ
HEAT CONSUMPTION
Бытовые потребители
Промышленность
Коммерческая сфера
60.2
8.1
13.5
5.4
12.8
56.2
8.3
13.5
7.2
14.8
ТОВАРНАЯ ПРОДУКЦИЯ
HEAT SALES
Households
Industry
Commerce
Health, education, culture and sport
Others
0
10
20
30
40
50
60
70
80
90
100

Кроме указанных мер в филиалах проводились следующие работы по снижению уровня потерь:

- в электрических сетях за счет отключения трансформаторов, снижения расхода на собственные нужды сетевых подстанций 35–500 кВ и проведенной реконструкции сетей потери снижены на 62,0 млн. кВт·ч;
- в Энергосбыте заменено 365,6 тыс. единиц приборов учета, проведено 3426 инспекторских проверок, выявлено 469,7 млн. кВт·ч недоучтенной потребителями электроэнергии.

По объему выявленной похищенной электроэнергии рост составляет более 30,0% в сравнении с прошлым годом.

За 9 месяцев 2002 года потребителям отпущено 39,8 млн. Гкал тепловой энергии, что по сравнению с прошлым годом ниже на 5,5% и обусловлено более высокой температурой наружного воздуха (плюс 9,5°С против плюс 8,6°С в 2001 году).

От общего объема полезного отпуска тепловой энергии потребителям Москвы отпущено 94,6%, потребителям Московской области – 5,4%.

Поставка тепловой энергии для потребителей в горячей воде составила 95,9% от общего теплопотребления, в паре – 4,1%.

При общем снижении теплопотребления всеми группами потребителей полезный отпуск потребителям-перепродавцам за 9 месяцев 2002 года увеличился по сравнению с прошлым годом на 35,8%, или на 175,2 тыс. Гкал, что связано с присоединением новых потребителей к сетям Мостеплоэнерго.

In addition to the above provisions, the following works were performed by the branches with the view of losses reduction:

- owing to the transformer tripping, the reduction of power consumption for the auxiliaries of 35–500 kV grid substations and the grid rehabilitation, losses in the electric grids were reduced by 62.0 million kWh;
- Energosbyt replaced 365,600 counters, performed 3426 inspections, and detected 469.7 million kWh of electricity not accounted for by the customers.

The growth of the stolen electricity amounts to 30.0% compared to the previous year.

Over the nine month period of 2002, the Company supplied to its customers 39.8 million Gcal of heat, which is less by 5,5% compared to the previous year and is due to a higher ambient temperature (plus 9.5°C compared to 8.6°C in 2001).

The net sales of heat to Moscow customers amounted to 94.6% and to the 5.4% to the Moscow region customers out of the total volume of net sales of heat.

Heat sales to customers in hot water amounted to 95.9% from the total heat consumption; with steam sales accounting for 4.1%.

With the total reduction of heat consumption supply by all groups of customers, the net sales to resellers increased by 35.8% or 175.2 thousand Gcal for the nine months of 2002, compared to the previous year, which is due to the connection of new customers to Mosteploenergo grids.

ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ

Инвестиционная деятельность ОАО «Мосэнерго» связана с заменой изношенного оборудования и его реконструкцией, вводом новых мощностей, строительством электрических и тепловых сетей для жилого сектора.

План капитального строительства ОАО «Мосэнерго» на 2002 год за счет всех источников финансирования составляет 5080,73 млн. рублей, в том числе за счет собственных источников – 4890,54 млн. рублей.

За 9 месяцев выполненный объем капвложений составил 3214,0 млн. рублей, или 63,2% годового плана.

В течение 9 месяцев 2002 года в ОАО «Мосэнерго» введены следующие мощности:

- энергетический котел №10 на ТЭЦ-11 мощностью 500 т/ч;
- сельские ЛЭП напряжением 04/6–10 кВ – 557,46 км;
- тепловые сети – 1,89 км;
- трансформаторы – 24,66 тыс. кВА (23,86 тыс. кВА – реконструкция перегруженных трансформаторных подстанций в МКС, 0,8 тыс. кВА – развитие и реконструкция МКС);
- кабель до 10 кВ–6,85 км.

Проведена реконструкция:

- ВЛ 35 кВ Солнечногорск–Волково – 9,5 км;
- ВЛ 110 кВ Дроздово–Горенки – 1,27 км; Софрино–Фрязино – 18,9 км.

Кроме того, в июне 2002 года введена в действие ПС Сити (Западные сети) с трансформаторной мощностью 2 x 63 тыс. кВт.

В июле осуществлен ввод Южно-Измайловской НПС (Тепловые сети).

Произведена замена масляных выключателей 220 кВ на ПС Восточная (Восточные сети).

В сентябре осуществлен ввод Хапиловской НПС (Тепловые сети) и ПС 110 кВ Яковлево с заходом ВЛ 110 кВ (Подольские сети).

Введены в эксплуатацию вагоноопрокидыватель на ГРЭС-4 и телекоммуникационные проекты (Энергосвязь).

Кредиторская задолженность ОАО «Мосэнерго» за выполненные работы по капитальному строительству увеличилась с начала года на 21,2% и составляет сейчас 605,0 млн. рублей. Рост кредиторской задолженности вызван тем, что ОАО «Мосэнерго» осуществляло выкуп еврооблигаций.

Наиболее важными задачами капитального строительства ОАО «Мосэнерго» на 4 квартал 2002 года являются:

- замена турбины №3 мощностью 22 МВт на турбину мощностью 30 МВт на ТЭЦ-17 с вводом в эксплуатацию в ноябре текущего года;
- замена энергетического котла №9 мощностью 500 т/ч на ТЭЦ-20 (срок 22 декабря т. г.);
- ввод 0,42 км кабельной линии к ПС Сити-1 в МКС.

INVESTMENTS

The investment activity of MOSENERGO is associated with the replacement of the worn down equipment and its rehabilitation, commissioning new capacities, construction of electricity and heating grids for the residential sector.

MOSENERGO's capital construction plans in 2002 at the account of all financing sources total RUR 5,080.73 million, including RUR 4,890.54 million at the account of its own resources.

For the nine months, the level of capital investments amounted to RUR 3,214.0 million, or 63.2% of the annual plan.

Over the nine months of 2002, MOSENERGO commissioned the capacities, which are as follows:

- 500 t/h power generating boiler No. 10 at TEP-11;
- rural 0.4/6-10 kV transmission lines – 557.46 km;
- heating grids – 1.89 km;
- 24,660 kVA transformers (23,860 kVA – rehabilitation of overloaded transformer substations in the Moscow Cable Grid, 800 kVA – development and rehabilitation of the Moscow Cable Grid);
- up to 10 kV cable – 6.85 km.

The Company rehabilitated:

- 35 kV high voltage line Solnechnogorsk–Volkovo – 9.5 km;
- 110 kV high voltage line Drozdovo–Gorenki – 1.27 km; Sofrino–Friazino – 18.9 km.

In addition, the Company commissioned substation City (Zapadniye Grids) with 2 x 63,000 kW transformer's capacity in June 2002.

In July, the Company commissioned the Yuzhno–Izmaylovskaya station (Heating Grids).

It replaced oil-filled 220 kV circuit-breakers in Vostochnaya substation (Vostochniye Grids).

In September, the Company commissioned Khapilovskaya station (Heating Grids) and 110 kV Yakovlevo substation with coupling to 110 kV high voltage line (Podolskiye Grids).

It commissioned a wagon tippler at LAPS-4 and telecommunication projects (Energosvyaz).

MOSENERGO's accounts payable for the performed capital construction works grew from the turn of year by 21.2%. Today it comes to RUR 605.0 million. The growth of the accounts payable is due to the fact that MOSENERGO was engaged in buying out Eurobonds.

MOSENERGO's most important capital construction tasks in the 4th quarter of 2002 are as follows:

- replacement of 22 MW turbine No. 3 for a 30 MW turbine at TEP-17 followed by its commissioning in November of this year;
- replacement of the 500 t/h power generating boiler No. 9 at TEP-20 (deadline: December 22 of this year);
- commissioning 0.42 km cable line running to City substation in the Moscow Cable Grid.

СТРУКТУРА АКЦИОНЕРНОГО КАПИТАЛА, %
SHAREHOLDERS STRUCTURE, %



Департамент государственного и муниципального имущества Правительства Москвы
РАО "ЕЭС России"
The Bank of New York International Nominees
Прочие юридические лица
Физические лица
50.87
23.66
14.69
7.83
2.95
The Bank of New York International Nominees
Other legal entities
Individuals
RAO UES of Russia
Department of the State and Municipal Property of the Moscow City Government
0
10
20
30
40
50
60
70
80
90
100

СЕБЕСТОИМОСТЬ ЭЛЕКТРИЧЕСКОЙ И ТЕПЛОВОЙ ЭНЕРГИИ

Себестоимость электрической энергии за 9 месяцев 2002 года составила 55,52 коп./кВт·ч, тепловой энергии – 282,15 руб./Гкал. По сравнению с тем же периодом 2001 года произошло удорожание себестоимости на 43,0% за счет увеличения цены топлива, роста амортизационных отчислений в связи с проведенной переоценкой основных фондов, роста абонентской платы РАО «ЕЭС России» и роста других составляющих материальных затрат из-за инфляционных факторов.

Себестоимость электроэнергии возросла на 6,4 млрд. рублей, или на 40,2% (за 9 месяцев 2001 года – 39,6 коп./ кВт·ч), себестоимость тепловой энергии увеличена на 3,6 млрд. рублей, или 47,3% (за 9 месяцев 2001 года – 191,51 руб./Гкал). Стоимость топлива в затратах на производство энергии за 9 месяцев 2002 года составила 10,7 млрд. рублей, что на 16,7% выше, чем за тот же период 2001 года. Доля топлива в затратах составила 32,1%, в том же периоде прошлого года – 39,4%.

Цена на основной вид топлива – природный газ – составила за 9 месяцев 2002 года 598,71 руб./тыс.куб.м, что выше прошлогодней на 20,3%.

Цена расхода мазута за 9 месяцев 2002 года составила 1402,76 рублей за тонну, что на 15,5% ниже уровня прошлого года за счет накопления в предыдущие годы дешевого мазута.

Стоимость одной тонны кузнецкого угля составила 659,14 рублей с учетом железнодорожного тарифа, что выше на 29,3%, чем за этот же период прошлого года.

В итоге средняя цена условного топлива увеличилась в сравнении с прошлогодней ценой на 16,7%.

Затраты на ремонт за 9 месяцев 2002 года по ОАО «Мосэнерго» составили 7,3 млрд. рублей, что выше уровня того же периода 2001 года на 52,0%. Это вызвано увеличением объема ремонтных работ за счет перевыполнения плана по перекладке тепловых сетей и выполнения сверхтиповых работ на электростанциях, что составило 38,0% увеличения затрат. Кроме того, увеличены расходы на ремонт за счет инфляции на 14,0%.

Затраты на оплату труда с отчислениями на социальное страхование составили 6,1 млрд. рублей, что на

PRODUCTION COST OF ELECTRICITY AND HEAT

For the nine months of 2002, the production cost of electricity was 55.52 kopeks/kWh, and that of heat was 282.15 RUR/Gcal.

Compared to the same period of 2001, the total production cost rose by 43.0%, which was due to the increase of the fuel cost, increase of the depreciation allocations owing to the revaluation of the fixed assets, growth of the fee of RAO UES of Russia and growth of the other constituent material expenses due to the inflation aspects.

The production cost of electricity grew by RUR 6.4 billion, or by 40.2% (over the nine months of 2001, 39.6 kopecks/kWh), the production cost of heat grew by RUR 3.6 billion, or by 47.3% (over the nine months of 2001, 191.51 RUR/Gcal).

The fuel cost for the production of electricity in the nine months of 2002 was RUR 10.7 billion, which is by 16.7% higher than in the same period of 2001. The share of fuel in the total production costs was 32.1%, against 39.4% in the equivalent period of the last year.

Natural gas, the principal fuel, over the nine-month period of 2002 was priced at RUR 598.71 per thousand cubic meters, a 20.3% increase year-on-year.

In the nine months of 2002, one ton of fuel oil cost RUR 1,402.76, down 15.5% from the last year's level owing to the accumulation of cheap fuel oil during the previous years.

One ton of the Kuznetsk coal cost RUR 659.14, including the railroad transportation tariff, which is 29.3% more than in the same period of the last year.

As a result, the average price of the equivalent fuel rose by 16.7% against the price of the last year.

For the nine months of 2002, maintenance and repair cost of MOSENERGO totaled RUR 7.3 billion, 52.0% up from the equivalent period of 2001. This was due to an increase in the amount of maintenance work associated with the overfulfillment of heating grid relaying schedule and performance of extra type works at power plants, which resulted in a 38.0% increase of the expenditures. Moreover, maintenance expenses grew by 14.0% due to the inflation.

Payroll costs, including social insurance payments, amounted to RUR 6.1 billion, rising by 49.0% over their

49,0% больше, чем в соответствующем периоде 2001 года, в связи с необходимостью увеличения заработной платы в целях выполнения тарифного соглашения с Электропрофсоюзом отрасли.

В то же время, рост электропотребления, снижение стоимости топлива против плановой за счет уменьшения средней цены условного топлива и улучшения структуры сжигаемого топлива, снижение удельного расхода топлива, затрат на производственные нужды и тарифа покупной электроэнергии с ФОРЭМ против планового, а также целевые мероприятия по снижению издержек энергосистемы позволили сдержать рост затрат на производство энергии за 9 месяцев текущего года на 1554 млн. рублей.

ТАРИФЫ

Одной из главных задач ОАО «Мосэнерго» является работа с Региональными энергетическими комиссиями по повышению тарифов до уровня, обеспечивающего самофинансирование производства энергии и развитие энергосистемы.

За 9 месяцев 2002 года тарифы на электрическую и тепловую энергию в Москве и Московской области регулировались Региональными энергетическими комиссиями дважды. Рост тарифов в целом с начала года составил:

- на электроэнергию по системе – 35,1%, по Москве – 30,8%, по Московской области – 42,1%;
- на теплоэнергию по системе – 34,4%, по Москве – 3,5%, по Московской области – 52,4%.

Первое регулирование тарифов прошло в Москве с 1 мая 2002 года (Постановление РЭК Москвы №11 от 11.04.2002), в Московской области – с 15 апреля (Протокол ЭКМО №10 от 05.04.2002). Рост тарифов к ранее действующим тарифам составил:

- на электроэнергию по системе – 23,1%, по Москве – 18,5%, по Московской области – 30,5%;
- на теплоэнергию по системе – 13,7%, по Москве – 12,0%, по Московской области – 52,4%.

Второе регулирование тарифов прошло в Москве и Московской области с 1 августа 2002 года (Постановление РЭК Москвы №37 от 18.07.2002, Протокол ЭКМО №20 от 19.07.2002). Рост тарифов к ранее действующим тарифам составил:

- на электроэнергию по системе – 10,0%, в т.ч. по Москве – 10,4%, по Московской области – 9,7%,
- на теплоэнергию по Москве – 13,0%, по Московской области тарифы не регулировались.

В отличие от прошлых периодов регулирования тарифов с 1 августа в соответствии с постановлениями РЭК введены тарифы по уровням напряжения для следующих потребителей:

level in the similar period of 2001, on the back of compensation increases prescribed by the Tariff Agreement with the sector's Elektroprofsoyuz Trade Union.

However, the combined effect of the increased consumption of electricity, reduced fuel cost against the scheduled value owing to the reduction of the average price of the equivalent fuel and improvement of the structure of the fired fuel, reduced fuel consumption rate, smaller technological losses and reduced tariff on the electricity purchased from FOREM against the scheduled value, as well as owing to special purpose provisions for the reduction of expenses for the power grid helped the Company contain its power generation costs over the nine months of this year at RUR 1,554 million.

TARIFFS

Cooperation with Regional Energy Commissions with a view to raise tariffs to the level providing power production self-financing and power grid development is the main task of MOSENERGO.

Over the nine months of 2002, Regional Energy Commissions set new tariffs for electricity and heat in Moscow and the Moscow region twice. Tariff raise from the beginning of year totaled:

- for electricity: 35.1% in the system, 30.8% in Moscow, 42.1% in the Moscow region;
- for heat: 34.4% in the system, 33.5% in Moscow, 52.4% in the Moscow region.

The first change of tariffs was effected in Moscow on May 1, 2002 (Order No. 11 dated 11.04.2002 of the Regional Energy Commission of Moscow), and on April 15 in the Moscow region (Minutes No. 10 dated 05.04.2002 of the Meeting of the Energy Commission of the Moscow Region). Compared to the previous tariffs, new tariffs grew as follows:

- for electricity: 23.1% in the system, 18.5% in Moscow, 30.5% in the Moscow region;
- for heat: 13.7% in the system, 12.0% in Moscow, 52.4% in the Moscow region.

The second change of tariffs was effected in Moscow and the Moscow region on August 1, 2002 (Order No. 37 dated 18.07.0202 of the Regional Energy Commission of Moscow, Minutes No. 20 dated 19.07.2002 of the Meeting of the Energy Commission of the Moscow Region). Compared to the previous tariffs, new tariffs rose as follows:

- for electricity: 10.0% in the system, including 10.4% in Moscow, 9.7% in the Moscow region,
- for heat: 13.0% in Moscow, tariffs were not changed in the Moscow region.

Unlike tariff changes made in previous years, tariffs depending on voltage levels were put into effect pursuant to the order of the Regional Energy Commission from August 1 for the following customers:

СТРУКТУРА ЗАТРАТ, %

COSTS OF ELECTRICITY AND HEAT, %


Материальные и прочие денежные затраты
Топливо
Ремонт, выполняемый привлеченным персоналом
Оплата труда с отчислениями на соцстрахование
Амортизация
Отчисления в установленном порядке за счет себестоимости
01.01.2002-01.10.2002
32.1
18.3
12.8
12.6
11.8
12.4
01.01.2001-01.10.2001
39.5
17.7
7.6
9.2
11.3
14.7
Fuel
Labour remuneration with allocations to social security
Depreciation
Repairs by contractors
Allocations charged to production costs in the established procedure
Liabilities and other money costs
0
10
20
30
40
50
60
70
80
90
100

- промышленных и приравненных к ним потребителей с присоединенной мощностью 750 кВА и выше (в Москве и Московской области);
- промышленных и приравненных к ним потребителей с присоединенной мощностью до 750 кВА;
- электрифицированного железнодорожного транспорта;
- организаций и учреждений, финансируемых из федерального и городского бюджетов;
- вузов и учреждений среднего специального образования;
- коммунального хозяйства (без гостиниц);
- плодоовощных баз непромышленных потребителей;
- хознужд энергосистемы (по Москве).

Средний фактический тариф, сложившийся за январь-сентябрь 2002 года, составил:

- по электроэнергии – 70,91 коп./кВт·ч при себестоимости производства 55,52 коп./кВт·ч;
- по теплоэнергии – 261,57 руб/Гкал при себестоимости производства 282,15 руб./Гкал.

Негативные последствия отставания на 3–5 месяцев срока введения новых тарифов – потеря прибыли и ухудшение финансового положения Общества. Кроме того, недостаточный уровень тарифов на электрическую и тепловую энергию, введенных в мае и августе, не позволил обеспечить минимально необходимую рентабельность энергосистемы, поскольку продажа тепловой энергии осуществляется по цене, которая ниже себестоимости ее производства.

- industrial customers and those equal to them with the connected capacity of 750 kVA and above (in Moscow and the Moscow region);
- industrial customers and those equal to them with the connected capacity of below 750 kVA;
- electricity driven railroad transport;
- organizations and institutions financed from the federal and city budget;
- higher educational establishments and technical schools;
- public utilities (except for hotels);
- fruit and vegetable storehouses of non-industrial customers;
- power grid ancillaries (in Moscow).

The average actual tariff for January–September of 2002 was 70.91 kopeks/kWh for electricity with the production cost of 55.52 kopeks/kWh, and 261.57 RUR/Gcal for heat with the production cost of 282.15 RUR/Gcal.

The negative consequences of lagging behind by 3–5 months in introduction of new tariffs resulted in lost profit and worse financial situation of the Company. In addition, the insufficient level of tariffs for electricity and heat introduced in May and August, prevented the Company from ensuring the minimum required profitability of the power grid because the heat was sold by a price lower than its production cost.

ДИНАМИКА ТАРИФОВ НА ЭЛЕКТРОЭНЕРГИЮ, УСТАНОВЛЕННЫХ РЭК МОСКВЫ И ЭК МОСКОВСКОЙ ОБЛАСТИ, коп/кВт·ч
ELECTRICITY TARIFFS HISTORY, STATED BY REC OF MOSCOW AND EC OF MOSCOW REGION, kopecks/kWh

	05.02.2001	15.02.2001	01.05.2002	15.04.2002	01.08.2002	01.08.2002
	Москва	Московская область	Москва	Московская область	Москва	Московская область
	Moscow City	Moscow Region	Moscow City	Moscow Region	Moscow City	Moscow Region
Промышленные потребители с присо-единенной мощностью более 750 кВА Industrial consumers with connected capacity over 750 kVA						
– ставка за мощность, руб/кВт – capacity rate, RUR/kW	59,50	59,50	65,17	80	75,11	83,65
– ставка за энергию – energy rate	52	52	57	58	66,22	66,78
Промышленные потребители вода/пар Industrial consumers	80	80	86	95	91,84	110
Железнодорожный транспорт Railroads	59	59	67,68	71	76,08	80
Городской транспорт Urban transport	60	51	71	70	79,04	70
Бюджетные организации Budget-sponsored organizations	80	51	84,47	70	84,47	70
Сельхозпотребители Agricultural consumers	44	41	53	70	58	70
Оптовые потребители-перепродавцы Wholesale resellers	–	26	–	38	–	38
Прочие потребители Others	87	79	94	95	94,93	110
Население Households						
– с эл.плитами / сельское – electric stoves / rural	44	31	53	50	63	56
– с газовыми плитами – gas stoves	63	50	76	70	90	80
Средний тариф Average tariff	60,49	47,31	71,65	61,25	79,11	67,22
Средний тариф по системе **The utility's average tariff**		**54,63**		**67,07**		**73,80**

ДИНАМИКА ТАРИФОВ НА ТЕПЛОЭНЕРГИЮ, УСТАНОВЛЕННЫХ РЭК МОСКВЫ И ЭК МОСКОВСКОЙ ОБЛАСТИ, руб/Гкал
HEAT TARIFFS HISTORY, STATED BY REC OF MOSCOW AND EC OF MOSCOW REGION, Rubles/Gcal

	05.02.2001	15.02.2001	01.05.2002	15.04.2002	01.08.2002	01.08.2002
	Москва	Московская область	Москва	Московская область	Москва	Московская область
	Moscow City	Moscow Region	Moscow City	Moscow Region	Moscow City	Moscow Region
Промышленные потребители Industrial consumers	213	168	238	270	288/286	270
Городской транспорт Urban transport	213	–	238	–	288	–
Бюджетные организации Budget-sponsored organizations	213	165	238	250	238	250
Жилищные организации Housing operators	213	165	238	250	268	250
Сельхозпотребители Agricultural consumers	213	165	238	250	288	250
Оптовые потребители-перепродавцы Wholesale resellers	213	165	238	250	288	250
Прочие потребители Others	280	250	314	300	377	300
Население Households	92	–*)	110	–*)	124 **)	–*) **)
Средний тариф Average tariff	201,63	168,04	238,21	256,10	269,19	256,11
Средний тариф по системе **The utility's average tariff**		**199,80**		**239,17**		**268,49**

Примечания:

*) Тариф для населения устанавливается Главами городов и районов.

**) Тарифы на теплоэнергию для населения введены с 01.09.2002.

Note:

*) Residential tariffs set by Heads of towns and districts.

**) Residential heat tariff effective as from September 01, 2002.

ФИНАНСОВЫЕ РЕЗУЛЬТАТЫ
FINANCIAL RESULTS

ТОВАРНАЯ ПРОДУКЦИЯ, ПРОДАЖИ, ПРИБЫЛЬ, ДОЛГИ

За 9 месяцев 2002 года отпуск товарной продукции (без НДС) составил 33,8 млрд. рублей, в том числе потребителям электрической и тепловой энергии – 32,5 млрд. рублей.

Прирост отпуска электрической и тепловой энергии по сравнению с аналогичным периодом 2001 года составил 4,1 млрд. рублей, или 14,4%. Прирост товарной продукции обусловлен увеличением среднеотпускных тарифов на энергию, которое компенсировало уменьшение полезного отпуска тепловой энергии.

Выручка от продажи товарной продукции за 9 месяцев 2002 года составила 36,2 млрд. рублей, или 107% по отношению к отгруженной. Выручка от продажи электрической и тепловой энергии составила 35,0 млрд. рублей. По сравнению с тем же периодом прошлого года она возросла на 12,0%.

Прирост объема реализованной электрической и тепловой энергии по отношению к прошлому году обусловлен изменением среднеотпускных цен на энергию.

В связи с сезонным характером работы энергетической отрасли и снижением потребления энергии в летний период, а также из-за того, что уровень установленных тарифов не компенсировал выпадающей выручки от уменьшения полезного отпуска тепловой энергии и увеличения затрат на производство и реализацию продукции за счет роста ценовых факторов, убыток отчетного периода составил 3,4 млрд. рублей. За 9 месяцев 2001 года чистая прибыль составляла 1,69 млрд. рублей.

При формированиии финансового результата за 9 месяцев 2002 года учитывалась суммарная прибыль от прочей деятельности филиалов ОАО «Мосэнерго» в сумме 65,2 млн. рублей.

Дебиторская задолженность потребителей электрической и тепловой энергии с учетом поставки на ФОРЭМ (с НДС) снизилась за 9 месяцев 2002 года на 29,0% (с 10,28 млрд. до 7,3 млрд. рублей), в том числе за электроэнергию, отпущенную собственным потребителям, – на 16,0%, за теплоэнергию – на 58,7%.

Снижение дебиторской задолженности Общества обусловлено снижением задолженности организаций агропромышленного комплекса, Министерства обороны, МЖД, муниципальных жилищных организаций Москвы, крупного потребителя тепловой и электрической энергии – ГУП «Мосгортепло».

Дебиторская задолженность за поставленную на ФОРЭМ электрическую энергию снизилась с 1,27 млрд. рублей до 0,84 млрд. рублей (с НДС), или на 33,6%.

MARKETABLE PRODUCTS, SALES, PROFIT, AND DEBTS

For the nine months of 2002, the marketable product sale (less VAT) amounted to RUR 33.8 billion, including RUR 32.5 billion in sales to electricity and heat customers.

The increase in sale of electricity and heat compared to the similar period of 2001 amounted to RUR 4.1 billion, or 14.4%. The increase in the marketable products is attributable to the growth of the average sale tariffs for power, which compensated for the reduction of the net sale of heat.

The proceeds from the sale of marketable products for the nine months of 2002 amounted to RUR 36.2 billion, or 107% with regard to the supplied products. The proceeds from the sale of electricity and heat amounted to RUR 35.0 billion. Year-on-year, it grew by 12.0%.

The increase in the sale volume of electricity and heat with regard to the previous year is due to the change of the average sale prices for power.

Owing to the seasonal nature of the electric power industry operations and the reduction of the power consumption in summer, as well as owing to the fact that the level of the set tariffs did not compensate for the lost proceeds due to the reduction of the net sale of heat and growth of the expenditures for the product generation and sale due to the price growth, the losses for the accountable period amounted to RUR 3.4 billion. The net profit for the nine months of 2001 amounted to RUR 1.69 billion.

The prepared financial results for the nine months of 2002 accounted for the total profit gained from the other activities of MOSENERGO branches in the amount of RUR 65.2 billion.

The accounts receivable from electricity and heat customers including receivable due for deliveries to the FOREM wholesale market (with VAT) decreased in the nine months of 2002 by 29.0% (from RUR 10.28 billion to RUR 7.3 billion), including by 16.0% for the electricity sold to own customers, and by 58.7% for heat.

The accounts receivable reduction of the Company came with smaller arrears due from the organizations of the agricultural sector, Ministry of Defense, Moscow Railroad, municipal housing organizations of Moscow and GUP Mosgorteplo, a major customer of heat and electricity.

The accounts receivable for electricity delivered to the FOREM reduced from RUR 1.27 billion to RUR 0.84 billion (with VAT), or by 33.6%.

СТРУКТУРА ПОСТУПАЮЩИХ СРЕДСТВ,%
METHOD OF PAYMENT,%



Денежные средства
Прочие виды расчетов
Банковские векселя
01.01.2002-01.10.2002
98.6
1.0
0.4
01.01.2001-01.10.2001
95.3
4.1
0.6
Cash
Bank bills
Payments of other types
50
60
70
80
90
100

УРОВЕНЬ РЕАЛИЗАЦИИ,%
COLLECTION RATE ON SALES,%



01.01.2002-01.10.2002
107.0
01.01.2001-01.10.2001
110.0
50
60
70
80
90
100

СТРУКТУРА ПЛАТЕЖЕЙ, %

	9 мес. 2001 г.	9 мес. 2002 г.
Денежные средства на расчетный счет	95,3	98,6
Банковские векселя	4,1	1,0
Прочие виды расчетов	0,6	0,4

STRUCTURE OF PAYMENTS, %

	9 months of 2001	9 months of 2002
Cash	95.3	98.6
Bank bills	4.1	1.0
Other	0.6	0.4

В структуре оплаты за электрическую и тепловую энергию за 9 месяцев денежные средства составили 99,6%, за 9 месяцев 2001 года – 99,4%.

According to the structure of payment for electricity and heat for the nine months, cash amounted to 99.6%, whereas for the nine months of 2001 it amounted to 99.4%.

Кредиторская задолженность Общества поставщикам и подрядчикам за топливо, капитальное строительство и ремонтно-эксплуатационные работы увеличилась в течение 9 месяцев с 2403,0 млн. рублей до 3487,0 млн. рублей (с НДС), или на 45,1%.

СТРУКТУРА КРЕДИТОРСКОЙ ЗАДОЛЖЕННОСТИ, млн. руб.

	01.01.2002	01.10.2002
Топливо	206,5	279,9
в том числе		
газ	123,2	130,1
уголь	20,7	36,8
мазут	42,7	106,9
торф	19,9	6,1
Капитальное строительство	499,2	605,0
Ремонтно-эксплуатационные работы	1 697,3	2 602,1

По состоянию на 01.10.2002 кредиторская задолженность по топливу включала в себя расчеты за текущие поставки в сентябре дополнительного газа. К концу октября задолженность по газу погашена.

Кредиторская задолженность за кузнецкий уголь и мазут в соответствии с условиями поставки погашена к концу октября.

Рост кредиторской задолженности за услуги по ремонту во II и III кварталах т.г. вызван тем, что ОАО «Мосэнерго» осуществляло выкуп еврооблигаций.

В начале октября в соответствии с договором ОАО «Мосэнерго» погасило свой основной долг и выплатило проценты по еврооблигациям, которые были размещены Компанией в октябре 1997 года на сумму 200 млн. долларов США.

На протяжении всего периода обращения еврооблигаций ОАО «Мосэнерго» неукоснительно соблюдало свои обязательства по обслуживанию долга: купонный доход выплачивался в срок и в полном объеме.

The Company's accounts payable to the suppliers and contractors for fuel, capital construction and repair and operating activities grew for the nine months from RUR 2,403.0 million to RUR 3,487.0 million (with VAT), or by 45.1%.

STRUCTURE OF ACCOUNTS PAYABLE, RUR million

	01.01.2002	01.10.2002
Fuel	206.5	279.9
including		
natural gas	123.2	130.1
coal	20.7	36.8
fuel oil	42.7	106,9
peat	19.9	6.1
Capital construction	499.2	605.0
Repair and operating activities	1697.3	2,602.1

As of 01.10.2002, the accounts payable for fuel included settlements for the current deliveries of additional natural gas in September. The debt on the natural gas had been settled by the end of October.

The accounts payable for the Kuznetsk coal and fuel oil had been settled by the end of October according to the terms of supply.

The growth of the accounts payable for the services associated with the maintenance activities in the 2nd and the 3d quarters of the current year is due to the fact that MOSENERGO bought out Eurobonds.

In early October, MOSENERGO repaid its principal debt and paid its interests on Eurobonds, which the Company had placed in October of 1997 and which amounted to US$200 million.

Throughout the entire period of Eurobond circulation, MOSENERGO scrupulously performed its obligations in servicing its debt, with the coupon interest paid in time and in full.

ОТЧЕТ О ПРИБЫЛИ, млн. руб.			INCOME STATEMENT (UNAUDITED), RUR million
	На 01.10.2001 As of Sept. 30, 2001	На 01.10.2002 As of Sept. 30, 2002	
Выручка от продажи продукции	29 559,6	33 796,3	Net sales
Себестоимость проданной продукции	24 089,6	34 574,0	Cost of good sold
Прибыль до налогообложения	3 468,8	-3 132,3	Profit before taxation
Налоги	1 778,9	262,3	Profit taxes
Чистая прибыль	1 686,0	-3 393,4	Net profit

БАЛАНС | BALANCE SHEET (UNAUDITED)

АКТИВ, млн. руб.	На 01.10.2001 As of Sept. 30, 2001	На 01.10.2002 As of Sept. 30, 2002	ASSETS, RUR million
Основные средства и нематериальные активы	45 611,3	93 228,5	Fixed assets and intangibles
Вложения во внеоборотные активы	5 791,7	5 948,6	Capital expenditure
Долгосрочные финансовые вложения	79,8	66,6	Long-term financial investment
Материальные оборотные активы	4 481,1	4 629,4	Inventory
Денежные средства в расчетах	14 936,1	11 268,5	Cach and receivables
Денежные средства и кратко-срочные финансовые вложения	1 152,5	2 455,0	Short-term financial investments
БАЛАНС	72 052,4	117 596,6	TOTAL ASSETS

ПАССИВ	На 01.10.2001 As of Sept. 30, 2001	На 01.10.2002 As of Sept. 30, 2002	LIABILITIES AND EQUITY
Уставный капитал	28 267,7	28 267,7	Authorized capital
Добавочный капитал	20 127,6	71 209,8	Additional capital
Резервы и целевые фонды	439,3	353,5	Reservs and special-purpose funds
Нераспределенная прибыль	6 816,2	137,9	Retained profit
Заемные средства в банках	6 668,8	9 453,6	Bank loans
Расчеты с бюджетом	808,0	591,3	Payables to the budget
Расчеты с кредиторами	8 924,8	7 582,8	Other payables
БАЛАНС	72 052,4	117 596,6	TOTAL LIABILITIES AND EQUITY

КАЛЕНДАРЬ ТЕКУЩИХ СОБЫТИЙ

30 мая

Состоялось годовое собрание акционеров ОАО «Мосэнерго», которое утвердило годовой отчет, отчет о прибылях и убытках Общества за 2001 год, распределение прибыли Общества за 2001 год, дивиденды по обыкновенным именным акциям ОАО «Мосэнерго» за 2001 год в размере 0,018 рубля, срок выплаты – до 30 июля 2002 года.

Собранием акционеров избран Совет директоров ОАО «Мосэнерго», в который по результатам голосования вошли:

- ВАГНЕР Андрей Александрович – начальник Департамента электрических станций РАО «ЕЭС России»
- ГОРЮНОВ Игорь Тимофеевич – первый заместитель генерального директора – главный инженер ОАО «Мосэнерго»
- ЕВСТАФЬЕВ Аркадий Вячеславович – генеральный директор ОАО «Мосэнерго»
- ЕФАНОВ Петр Анатольевич – Министр имущественных отношений Правительства Московской области
- КОПСОВ Анатолий Яковлевич – директор по строительству объектов генерации РАО «ЕЭС России»
- МАТВЕЕВ Алексей Владимирович – член Совета директоров ОАО «Мосэнерго»
- НИКОЛЬСКИЙ Борис Васильевич – член Совета Федерации Федерального Собрания РФ
- ОКСУЗЬЯН Олег Борисович – директор по корпоративному управлению РАО «ЕЭС России»
- ПЛАТОНОВ Владимир Юрьевич – заместитель председателя Правления РАО «ЕЭС России»
- РЕШЕТОВ Виктор Иванович – генеральный директор ОАО «ЦДУ ЕЭС России», член Правления РАО «ЕЭС России»
- СМИРНОВ Павел Степанович – член Правления РАО «ЕЭС России»
- ТЕПЛУХИН Павел Михайлович – Президент ЗАО УК «Тройка-Диалог»
- ЧАБАК Анатолий Антонович – генеральный директор ОАО «НИКойл-сбережения»

В Ревизионную комиссию ОАО «Мосэнерго» вошли:

- ЖЕЛОБИЦКАЯ Тамара Васильевна – пенсионер, в прошлом главный бухгалтер ТЭЦ-22 – филиала ОАО «Мосэнерго»
- МОИСЕЕВ Борис Борисович – советник по работе в ревизионных комиссиях представительства РАО «ЕЭС России» по управлению акционерными обществами центральной части России «Центрэнерго»
- НИКИТИН Данил Николаевич – первый заместитель начальника департамента корпоративной политики РАО «ЕЭС России»
- СИДОРОВ Сергей Борисович – начальник Департамента финансового аудита РАО «ЕЭС России»
- ШЕВЧЕНКО Григорий Федорович – начальник планово-экономического отдела ТЭЦ-21– филиала ОАО «Мосэнерго»

CALENDAR OF CURRENT EVENTS

30 мая

The annual shareholders' meeting of MOSENERGO took place. It approved the annual report, profit and loss statement of the Company for year 2001, distribution of the Company's profits for year 2001, dividends on ordinary common shares of MOSENERGO for year 2001 in the amount of RUR 0.018, with the maturity date on June 30, 2002.

The shareholders' meeting elected the Board of Directors of MOSENERGO. According to the voting results, the following persons were elected to its members:

- Andrey A. VAGNER, Head of the Power Plant Department of RAO UES of Russia
- Igor T. GORIUNOV, First Deputy General Director, Chief Engineer of MOSENERGO.
- Arkady V. EVSTAFIEV, General Director of MOSENERGO
- Petr A. EFANOV, Minister of Proprietary Relations of the Government of the Moscow Region
- Analoly Y. KOPSOV, Director for Generation Installation Construction of RAO UES of Russia
- Alexey V. MATVEYEV, Member of the Board of Directors of MOSENERGO
- Boris V. NIKOLSKY, Member of the Council of Federation of the Federal Assembly of the Russian Federation
- Oleg B. OKSUZIAN, Director for Corporate Management of RAO UES of Russia
- Vladimir Y. PLATONOV, Deputy Chairman of the Board of RAO UES of Russia
- Viktor I. RESHETOV, General Director of CDC of UES of Russia, Member of the Board of RAO UES of Russia
- Pavel S. SMIRNOV, Member of the Board of RAO UES of Russia
- Pavel M. TEPLUKHIN, President of Troika, Dialog
- Anatoly A. CHABAK, General Director of NIKoil Savings

The following persons were elected to the Auditing Commission of MOSENERGO:

- Tamara V. ZHELOBITSKAYA, a pensioner, former Chief Accountant of TEP-22, a branch of MOSENERGO
- Boris B. MOISEEV, Advisor to Auditing Commissions of RAO UES of Russia Representative Office for Managing Centrenergo Joint Stock Companies of Central Russia
- Danil N. NIKITIN, First Deputy of the Head of the Department for Corporate Policy of RAO UES of Russia
- Sergei B. SIDOROV, Head of Financial Auditing Department of RAO UES of Russia
- Grigory F. SHEVCHENKO, Head of the Planning & Economic Department of TEP-21, a branch of MOSENERGO

4 июня
Каширская ГРЭС-4 отметила свой 80-летний юбилей. Установленная мощность электростанции – 1885 МВт.

Она вырабатывает около 10% общей электроэнергии в системе ОАО «Мосэнерго». К 80-летию станции более ста работников Каширской ГРЭС-4 удостоены высокими званиями и почетными грамотами Министерства топливной энергетики РФ, РАО «ЕЭС России» и ОАО «Мосэнерго».

8 июля
Советом директоров утвержден новый состав Правления ОАО «Мосэнерго»:
- БАЛИКОЕВ Урусбий Агубекирович – директор филиала ОАО «Мосэнерго» (Тепловые сети)
- БОЯР Александр Михайлович – директор Можайских электрических сетей
- ГОРЮНОВ Игорь Тимофеевич, первый заместитель генерального директора – главный инженер
- ГУСЬКОВ Юрий Леонидович – директор филиала ОАО «Мосэнерго» ТЭЦ-21
- ДРОНОВА Татьяна Петровна – главный бухгалтер
- ЕВСТАФЬЕВ Аркадий Вячеславович – генеральный директор ОАО «Мосэнерго»
- КУЗЬМИН Виталий Васильевич – заместитель генерального директора по сбыту и работе с потребителями электрической и тепловой энергии
- КУЛЕШОВ Анатолий Павлович – заместитель генерального директора по капитальному строительству
- МАТВЕЕВ Алексей Владимирович – член Совета директоров ОАО «Мосэнерго»
- МИТЯЕВ Александр Александрович – заместитель генерального директора по электрическим сетям и перспективному развитию
- МОЗГАЛЕВ Валерий Сергеевич – заместитель генерального директора, начальник регионального диспетчерского управления
- НАЗИН Владислав Львович – заместитель генерального директора по экономике
- СЕРЕБРЯНИКОВ Нестор Иванович – советник генерального директора
- УЗИЛЕВСКИЙ Александр Григорьевич – заместитель генерального директора по топливообеспечению и комплектации
- ЦХОВРЕБОВА Инна Николаевна – заместитель генерального директора по работе с общественными организациями и СМИ

30 июля
Закончена выплата дивидендов по акциям ОАО «Мосэнерго» за 2001 год.

31 июля
Исполнилось 115 лет со дня образования ОАО «Мосэнерго».

16–28 июля в Московском доме фотографии состоялась выставка «Сотворение света. Московская энер-

June 4
Kashirskaya LAPS-4 celebrated its 80th anniversary. Its installed capacity is 1,885 MW.

It outputs about 10% of the total electricity generated by MOSENERGO power grid. By its 80th anniversary, over one hundred workers of Kashirskaya LAPS-4 were awarded with honorary degrees and certificates of honor of the Ministry of Fuel and Energy of the Russian Federation, RAO UES of Russia and MOSENERGO.

July 8
The Board of Directors approved a new composition of the Board of MOSENERGO:
- Urusbiy A. BALIKOEV, Director of Heating Grids, a branch of MOSENERGO
- Alexandr M. BOYAR, Director of Mozhaysk Electric Grids
- Igor T. GORIUNOV, First Deputy General Director, Chief Engineer
- Yury L. GUSKOV, Director of TEP-21, a branch of MOSENERGO
- Tatiana P. DRONOVA, Chief Accountant
- Arkady V. EVSTAFIEV, General Director of MOSENERGO
- Vitaly V. KUZMIN, Deputy General Director for Sales and Relations with Electricity and Heat Customers
- Anatoly P. KULESHOV, Deputy General Director for Capital Construction
- Alexey V. MATVEYEV, Member of the Board of Directors of MOSENERGO
- Alexandr A. MITIAEV, Deputy General Director for Electric Grids and Prospective Development
- Valery S. MOZGALEV, Deputy General Director, Head of the Regional Dispatching Department
- Vladislav L. NAZIN, Deputy General Director for Economics
- Nestor I. SEREBRIANIKOV, Advisor to the General Director
- Alexander G. UZILEVSKY, Deputy General Director for Fuel & Facility Procurement
- Inna N. TSKHOVREBOVA, Deputy General Director for Relations with Public Organizations and Mass Media

July 30
Payment of dividends on MOSENERGO's shares for 2001 completed.

July 31
115th anniversary of MOSENERGO. On July 16-28, an exhibition "Creation of the Light. Moscow Power Engineering. Pages of History" was held. It was devoted to the anniversary of the Company.

August 1
Energy commissions of the Moscow region and Moscow took the decisions to approve new tariffs for electricity and heat.

гетика. Страницы истории», посвященная юбилею компании.

1 августа
Энергетическими комиссиями Московской области и Москвы приняты решения об утверждении новых тарифов на электрическую и тепловую энергию.

3 августа
Исполнилось 10 лет со дня образования филиала ОАО «Мосэнерго» Мосэлектроремэнерго (МЭРЭ). Сегодня на 12 ТЭЦ ОАО «Мосэнерго» действуют постоянные участки по ремонту электротехнического оборудования МЭРЭ.

8 октября
ОАО «Мосэнерго» произвело выплату купонного дохода и погашение основной суммы еврооблигационного займа. Погашение было осуществлено в соответствии с Соглашением об облигационном займе. Сумма погашенных еврооблигаций составила 109,97 млн долларов США. Купонный доход составил 4,605 млн. долларов США. Погашение еврооблигаций произошло за счет собственных средств Компании.

Еврооблигации ОАО «Мосэнерго» были выпущены 9 октября 1997 года. Номинальная стоимость выпущенных еврооблигаций составляла 200 млн. долларов США, период обращения 5 лет, купонный доход 8,375%, выплаты купонного дохода производились два раза в год.

Привлеченные средства были направлены на финансирование инвестиционной программы ОАО «Мосэнерго» и пополнение оборотных средств.

25 октября
ТЭЦ-25 ОАО «Мосэнерго» стала победителем II Всероссийских соревнований комплексных бригад оперативного персонала блочных ТЭС, в которых приняли участие работники оперативных бригад теплоэлектростанций из Сибири, Урала, северо-западной, центральной и южной областей России.

5 ноября
Энергосистема получила от РАО «ЕЭС России» Паспорт готовности к зиме. Паспорта готовности к зиме вручены также всем проходившим проверку филиалам ОАО «Мосэнерго».

11 ноября
Совет директоров ОАО «Мосэнерго» принял решение вывести из состава Правления Матвеева А. В. в связи с переходом его на другую работу и ввести Васильева Д. В. – первого заместителя генерального директора по корпоративной политике и управлению собственностью.

August 3
10 year anniversary of Moselektroremenergo (MERE), a branch of MOSENERGO. Today, 12 TEPs of MOSENERGO have permanent MERE sectors for electric equipment maintenance and repair.

October 8
MOSENERGO paid coupon yield and repaid the principal of the Eurobond loan. The payment was effected in accordance with the Bond Loan Agreement. The repaid Eurobonds amounted to US$109.97 million. The coupon yield was US$4.605 million. The repayment of the Eurobonds was effected from the company's own funds.

MOSENERGO's Eurobonds were issued on October 9, 1997. The nominal value of the issued Eurobonds was US$200 million, with the circulation period of 5 years, coupon yield of 8.375%; and the coupon yield was paid twice a year.

The borrowed funds were used to finance MOSENERGO's investment program and to replenish its circulating assets.

October 25
TEP-25 of MOSENERGO became the winner of the Russia's second competition of operating personnel teams of unit-type HEPs. Workers of HEP operating teams from Siberia, Urals, north western, central and southern regions of Russia participated in the competition.

November 5
RAO UES of Russia issued a Certificate of Readiness for the Winter Season to the power grid.

All inspected branches of MOSENERGO also received the certificate of readiness for the winter season.

November 11
The Board of Directors of MOSENERGO took the decision to withdraw A. V. Matveyev from the members of the Board in connection to his transfer to another job, replacing him for D. V. Vasiliev, First Deputy General Director for Corporate Policy and Property Management.

Изготовление – РИА «Медиа-ПРЕСС», Москва, Покровский бульвар, 4/17 строение 5, тел./факс (095) 924-74-34
Компьютерная верстка, цветоделение Валентина Вознесенского, Дианы Грабарь
Original model is made by RIA "Media-PRESS", Moscow, 4/17, Pokrovsky bul., build 5, tel./fax (095) 924-74-34
Computer imposing, color separation by Valentin Voznesensky, Diana Grabar

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ
И ЭЛЕКТРИФИКАЦИИ «МОСЭНЕРГО»

113035, Москва, Раушская наб., 8, телетайп: Москва, «Успех» А.Т. 113137,
телефон: (095) 957-3530, факс: (095) 230-6317, 234-6522

Для получения дополнительной информации, пожалуйста, звоните

ВАСИЛЬЕВУ Дмитрию Валерьевичу – первому заместителю генерального директора по корпоративной политике и управлению собственностью, телефон: (095) 957-2955,

ЖАРИКОВУ Алексею Николаевичу – и.о. начальника отдела ценных бумаг, телефон: (095) 957-3417

JOINT-STOCK COMPANY OF POWER SUPPLY
AND ELECTRIFICATION "MOSENERGO"

8, Raushskaya nab., Moscow, 113035, telex: USPEH A. T. Moscow, 113137,
Tel: (095) 957-3530, fax: (095) 230-6317, 234-6522

For additional information, please call

Dmitry VASILIEV, First Deputy General Director for Corporate Policy and Property Management. Tel: (095) 957-2955

Alexey ZHARIKOV, Acting Head of the Securities Department. Tel: (095) 957-3417